Exhibit (a)(5)(D)

SBI and Company                                       [SBI LOGO]
2825 E. Cottonwood Parkway                                 and Company
Suite 480
Salt Lake City, UT 84121
www.sbiandcompany.com

Announcement
For Immediate Release

               SBI and Company Successfully Completes Tender Offer
                          for Shares of Razorfish, Inc.

SALT LAKE CITY, Jan. 23, 2003--SBI and Company and Razorfish, Inc. (Nasdaq:
RAZF) announced today the completion of SBI and Company's cash tender offer, at $1.70 per share, for all outstanding shares of common stock of Razorfish, Inc. The tender offer expired at 5:00 p.m., Eastern Time, on Wednesday, January 22, 2003.

SBI has been advised by Alpine Fiduciary Services, Inc., the depositary for the tender offer, that 2,704,194 shares of Razorfish common stock (including 56,820 shares subject to delivery) were tendered into the offer and not withdrawn. This represents approximately 52% of Razorfish's issued and outstanding shares. SBI Acquisition Corp., the wholly-owned subsidiary of SBI, has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

Pursuant to the acquisition agreement, SBI and Razorfish intend to consummate a second-step merger in which all of the remaining stockholders of Razorfish other than SBI will receive the same $1.70 per share price paid in the tender offer. SBI currently estimates that this merger will be completed during the first quarter of 2003.

About SBI and Company
SBI and Company is an industry-focused, business-driven professional services firm. The company serves clients across their entire value chain to deliver measurable business value by leveraging technology and user-centric design. SBI's customer-, employee-, supplier-, and enterprise-facing solutions enable clients to acquire, retain and extend customer relationships, improve collaboration and coordination across their value chain, enhance operational productivity and efficiency, and gain more value from their enterprise systems. SBI and Company has offices in major cities across the U.S. and a European base of operations in London. For more information, visit www.sbiandcompany.com.

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SBI and Company Successfully Completes Tender Offer                       Page 2

About Razorfish
Razorfish is an IT consulting firm that designs and builds Web applications for e-commerce, customer and partner relationship management, employee self-service, and enterprise measurement. Following a user-centered design approach, our applications are designed to help increase customer adoption and productivity with the goal of maximizing business results and returns on IT investments. Our multi-disciplinary teams combine business strategists, information architects and designers, as well as technology architects and software engineers. Razorfish is headquartered in New York and has offices in Boston, Los Angeles, San Francisco, and Silicon Valley. Recent Razorfish clients include Cisco Systems, Western Union, VeriSign, Microsoft, Avaya, and GlaxoSmithKline. For more information visit: www.razorfish.com.

For more information, please contact:
Michael Adams
SBI and Company
(801) 492-1479
madams@sbiandcompany.com